

SAVING MINUTES. SAVING LIVES!



Guiding You To Safety

INVEST IN **ACTIVE DEFENDER**

Safer Schools Start Here

LEAD INVESTOR ⌄



Jeff Bunder

Active defender is a mission driven company with an excellent SAAS application, supported by proven software technology. The product enhances the safety of students, administrators, teachers, and staff, addressing a critical need through the provision of a comprehensive safety solution. The Company is currently profitable, and well positioned for rapid growth with an accomplished team in place. The team is committed to deploying the robust Active Defender school safety App to the large U.S. K-12 school market. The Company is also currently exploring additional use cases in adjacent markets.

Invested $150,000 this round

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active-defender.com   Carthage NC

Highlights

1   Active Defender is a vital safety solution fielded in 136 school systems across 19 states.

2   Revenue increased 170% from 2021 to 2022. We are posting continued growth in 2023 to date.

3   Q1 23 revenue up 330% compared to Q1 22. Revenue projections for 2023 exceed $500K! (not guaranteed)

4   Total Addressable Market (TAM) of $373M recurring annually and 125K schools in the US alone.

5 $4.6B annual revenue is accessible with expansion into other verticals and international EdTech.

6   Led by a team of experts from the software, education, security, and government service industries.

7   Named the world's most advanced school safety app by the National School Threat Assessment Assoc.

Our Team



Jim Boyte Founder & CEO

Former software engineer for Dept. of Defense Special Operations program. Founded Installer Institute which had two large campuses in FL and CA (acquired by Metra Electronics in 1994). Subject matter expert in situational awareness and security.



Dr. Seth Powers Board Advisor

30+ years of K-12 public school experience as a teacher, principal, and district

30+ years of K-12 public school experience as a teacher, principal, and district administrator. Ret. as Executive Officer for Academics & Student Support Services with Moore County Schools. Extensive leadership and school safety and security experience.



Clif Talley COO

20+ years of active duty military service focused in Special Operations. Extensive experience in building and leading elite teams. Led a research and development department with a $40M+ portfolio.



Dr. Joe Haas Board Chairman

45+ years serving the education community. Served as Executive Director of the North Carolina Christian School Association.



Jon Purgason Chief Technical Officer

30+ years of diverse software and consulting experience. XVIII Airborne Corps Games for Training Development Team Lead, VBS3 VBS4 SME.



Chris Maxwell Board Member

Led a task on a $1.1B Task Order centered on training US Military. Drove business development and bid on $1.3B TO as key for National Security Innovation Network project. Presented briefing to pentagon officials for a biometrics and forensics capability.



Corey Berrier Chief Business Development Officer

25+ years of experience in sales & business and is a best-selling author, podcast host & keynote speaker. He has served as a DOE consultant & chairs the NC Plumbing, Heating & Cooling Assoc., employing AI & tech for sales success.



Jeffrey Bunder Lead Investor and Board Member

34+ year career with private equity firms as Partner and CFO. Currently a Partner, CFO, and CCO with Edgelight Capital. Previously, a Partner and CFO with Lindsay Goldberg and Partner with Ernst and Young in New York. Holds an M.B.A in Finance

from NYU.

Active Defender - When Time Matters Most.





ACTIVE
DEFENDER
WE BELIEVE
EVERYONE SHOULD BE CONNECTED TO GOOD
INFORMATION, SO THEY CAN MAKE GOOD DECISIONS,
WHEN TIME MATTERS MOST.



SCHOOL
SHOOTINGS
Since Columbine
349,762
students have
experienced gun
violence at school.





SCHOOL CAFETERIA:

YOU HEAR AN ALARM! 🔔
BUT WHERE IS THE THREAT?



Moving toward an exit, you don't know if you're moving away from danger or right into its path.

NOW, IMAGINE TEACHERS HAVE ANSWERS AND PERSONALIZED GUIDANCE IN THE PALM OF THEIR HAND...

 LEADING YOUR CHILDREN & LOVED ONES TO SAFETY



We only make good decisions based on the information we have





EVERYONE NEEDS TO KNOW





Alerts
Incidents
JimB

CHAT
MAP
INCIDENT
I AM OKAY
NEED HELP
LOCKDOWN! If you have to move, move away from the threat.
Alerts
JimB

What is the problem ?
Where is the problem ?



CHAT
MAP
INCIDENTS
I AM OKAY
NEED HELP
Sherwood Prep
All Clear Eagles! Return to class.
Alerts
No Alerts

NATIONAL SCHOOL THREAT ASSESSMENT

WORLD'S MOST ADVANCED SCHOOL SAFETY APP

Awarded by:
Bobby Brasher
Founder
National School Threat Assessment Group

2022, 2023



ALERT BUTTONS AND APPS MAKE IT EASIER AND FASTER

For Staff Members To Notify First Responders.



Active Defender surpasses others by also equipping teachers and staff with real-time, multi-story maps, delivering vital emergency

information for decisive life-saving actions.



PROTECTING STUDENTS WITH ADVANCED SITUATIONAL AWARENESS

MULTISTORY MAPS UPDATE LOCATION IN REAL-TIME

Locate Exactly Where The Problem Is

Guiding You To Safety

EVERYONE NEEDS TO KNOW

	RAVE MOBILE SAFETY	RAPTOR TECHNOLOGIES	CENTEGIX EVERY SECOND MATTERS	BE SAFE TECHNOLOGIES NZ	ACTIVE DEFENDER
Panic buttons	✓	✓	✓	✓	✓
Emergency Reporting	✓	✓	✓	✓	✓
Reporting at Distance	✗	✗	✗	✗	✓
MultiStory Building	✗	✗	✓	✗	✓
Real-time Updated Map	✗	✗	✗	✗	✓

VALUE PROPOSITION

Custom Geo-



Monitor Multiple Campuses





Referenced Maps
Simultaneously
Rapid Communication
Camera Alert Integration
Shared Community Awareness
Instant Individual Status Reporting

How big is the USA EdTech Market?



$373M
$74.6M
$18.7M
TAM (USA EdTech)
125k+ schools
SAM (20% USA)
25k+ schools
SOM (5% USA)
6k+ schools



LOCKDOWN! If you have to move, move away from the threat.

HOW BIG IS THE ACTIVE DEFENDER MARKET AS WE SCALE?



LOCKDOWN! If you have to move, move away from the threat.

→ **$700M**
Active Defender EdTech Abroad

→ **$2.3B**
Active Defender Medical

→ **$500M**
Active Defender Hotels

→ **$250M**
Active Defender Connected Retail

→ **$1.2B**
Active Defender Business Campus

→ **$175M**
Active Defender Neighborhoods

→ **$200M**

= $4.6B Recurring

Active
Defender Events

ESTABLISHED AND EXPANDING



ACTIVELY DEFENDING 136 SCHOOL SYSTEMS ACROSS 19 STATES

Currently selling and continuing to develop to ensure we get better at saving lives.



ACTIVE DEFENDER Pricing

Active Defender is available on a subscription-based model, and our pricing plans are tailored to meet your specific needs.

ACTIVE DEFENDER COMMUNICATION
- Initial Campus Setup & Training = $1,500
- Discrete Plan = $5/month per user
- District Plan = $250/month/school (unlimited connections)

ONSITE CAMPUS ASSESSMENT = $4,500
- OnSite assessment, setup, training, training simulation, and ongoing support
- 2-day interior / exterior assessment
- Conducted by highly trained personnel

ONSITE EMERGENCY SIMULATION = $24k
- Full simulation and test
- Work directly with community first responders
- One week prep; one full day simulation

Where Have We Been And What's Next?

 Project has raised $80k from friends & family

 Over 170% revenue increase between 2021 ($48k) and 2022 ($129k)

 2023 Q1 is 330% increase over 2022 Q1; 2023 revenue is projected to exceed $500,000*



Initial funding request = $1.2M

- Expand and solidify executive team
- Build out sales team
- Expand marketing into new states
- Continue to develop best-in-class tech stack

*Based on forward-looking projection and cannot be guaranteed.

Thank you!



 Jim Boyte, Founder and CEO

 j.boyte@active-defender.com



